Pricing Term Sheet dated as of June 3, 2009	Filed pursuant to Rule 433 Registration File No. 333-159671 Supplementing the Preliminary Prospectuses dated June 2, 2009

Steel Dynamics, Inc.

Concurrent Offerings of

27,000,000 Shares of Common Stock, par value $0.0025 per share

(the “Common Stock Offering”)

and

$250,000,000 aggregate principal amount of 5.125% Convertible Senior Notes due 2014
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the concurrent Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus dated June 2, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein and (ii) the preliminary prospectus dated June 2, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-159671.

Issuer:	Steel Dynamics, Inc., an Indiana corporation.

Ticker / Exchange for Common Stock:	STLD / NASDAQ Global Select Market (“NASDAQ”)

Use of Proceeds:

The net proceeds of the Common Stock Offering and the Convertible Senior Notes Offering will be used to repay the term loan portion of our senior secured credit facility in full and for general corporate purposes.

Common Stock Offering

Title of Securities:	Common stock, par value $0.0025 per share, of the Issuer (the “Common Stock”)

Shares Offered:	27,000,000 shares (or a total of 31,050,000 shares if the underwriters exercise in full their option to purchase up to 4,050,000 additional shares of the Common Stock)

Last Reported Sale Price of Common Stock
on the NASDAQ on June 3, 2009:	$14.03 per share

	Per Share	Without Option	With Option
Public Offering Price	$13.5000	$364,500,000	$419,175,000
Underwriting Discount	$0.6075	$16,402,500	$18,862,875
Proceeds, Before Expenses, to the Issuer	$12.8925	$348,097,500	$400,312,125

Trade Date:	June 3, 2009

Settlement Date:	June 9, 2009

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc.

Co-Managers:	BMO Capital Markets LLC, PNC Capital Markets LLC and Wachovia Capital Markets, LLC

Convertible Senior Notes Offering

Notes:	5.125% Convertible Senior Notes due 2014 (the “Notes”)

Aggregate Principal Amount Offered:	$250,000,000 aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $37,500,000 of additional aggregate principal amount of Notes to cover over-allotments, if any)

Maturity:	The Notes will mature on June 15, 2014, subject to earlier repurchase or conversion.

Annual Interest Rate:	5.125% per annum

Interest Payment and Record Dates:

Interest will accrue from June 9, 2009, and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009, to the person in whose name a Note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date.

	Per Note	Without Option	With Option
Public Offering Price	100.00%	$250,000,000	$287,500,000
Underwriting Discount	3.00%	$7,500,000	$8,625,000
Proceeds, Before Expenses, to the Issuer	97.00%	$242,500,000	$278,875,000

Trade Date:	June 3, 2009

Settlement Date:	June 9, 2009

Last Reported Sale Price of Common Stock
on NASDAQ on June 3, 2009:	$14.03 per share

Reference Price:	$13.50, the public offering price in the concurrent Common Stock Offering

Conversion Premium:	30% above the Reference Price

Initial Conversion Price:	$17.55 per share of Common Stock

Initial Conversion Rate:	56.9801 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment

Dividend Threshold Amount:

If we pay any cash dividends or distributions to all or substantially all holders of our Common Stock, other than a regular, quarterly cash dividend that does not exceed $0.075 per share, the conversion rate will be adjusted.

Provisional Call Date:

On or after June 20, 2012, if the last reported sale price of our Common Stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the applicable Conversion Price in effect on each such trading day, we may redeem for cash all or part of the Notes at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc.

Co-Managers:	ABN AMRO Incorporated and PNC Capital Markets LLC

Adjustment to Shares Delivered Upon
Conversion Upon a Make-whole
Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$13.50	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$70.00
June 9, 2009	17.0940	13.5499	9.5775	7.0867	4.3210	3.0081	1.8421	1.3332	1.0315	0.8262
June 15, 2010	17.0940	13.3112	8.9163	6.2263	3.4147	2.2233	1.3183	0.9649	0.7585	0.6165
June 15, 2011	17.0940	12.9105	7.8854	4.8800	2.0297	1.1119	0.6240	0.4588	0.3563	0.2840
June 15, 2012	17.0940	12.6500	6.8366	2.9941	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2013	17.0940	11.4308	5.6208	2.2719	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2014	17.0940	9.6866	0.1628	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $70.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $13.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 74.0740 per $1,000 principal amount of Notes, subject to adjustments in the same manner, and at the same time, as the conversion rate as set forth under “Description of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change” in the preliminary prospectus dated June 2, 2009.

CUSIP Number:	858119 AP5

ISIN Number:	US858119AP59

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, (866) 500-5408 or Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, (866) 471-2526.

This communication should be read in conjunction with the preliminary prospectus dated June 2, 2009. The information in this communication supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.